UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2011

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On July 25, 2011, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2011. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: July 26, 2011

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated July 25, 2011

5

Exhibit 99.1

QIAGEN Reports Second Quarter 2011 Results

•	Improving results in second quarter of 2011: Net sales grow 7% (+1% CER) to $282.2 million, adjusted EPS rises to $0.23 and free cash flow jumps 31% to $37.8 million

•	Expansion strategy in 2011 achieves progress toward accelerating growth in 2012:

•	Strengthening leadership in Personalized Healthcare: First U.S. submission completed for KRAS biomarker as companion diagnostic; Ipsogen acquisition adds portfolio of blood cancer assays

•	Cellestis acquisition on track for completion in late August, provides access to novel “pre-molecular” technology commercialized with leading test for latent TB

•	QIAsymphony automation platform achieves installed base of more than 475 worldwide, driven by increasing adoption of full QIAsymphony RGQ system

•	QIAGEN updates 2011 expectations for acquisitions and challenging market conditions

Venlo, The Netherlands, July 25, 2011 – QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) today announced results of operations for the second quarter and first half of 2011, delivering improved performance and solid gains in free cash flow.

Net sales in the second quarter rose 7% (+1% at constant exchange rates, or CER) to $282.2 million from the second quarter of 2010. Adjusted operating income grew 8% to $78.7 million, as the adjusted operating income margin remained steady at 28% of net sales. Adjusted diluted earnings per share rose to $0.23 in the second quarter from $0.22 in the same period of 2010. Free cash flow in the second quarter improved 31% to $37.8 million over the year-ago period.

QIAGEN also updated its expectations for 2011 to incorporate the impact of acquisitions of Cellestis and Ipsogen as well as based on the adverse impact of continued challenging market conditions.

“We are making broad progress in our strategy to expand in 2011, a year that has proven to be more challenging than anticipated, in order to accelerate growth in 2012. We delivered improved results in the second quarter amid continued weak economic conditions. We have achieved key milestones, particularly the completion of our first U.S. submission for our therascreen KRAS RGQ assay for use as a companion diagnostic with an anticancer medicine. We expect a second, separate FDA submission to be done shortly for this assay for use with another anticancer medicine. The addition of Cellestis will expand our product range into latent disease detection, while Ipsogen’s blood cancer test portfolio enhances our leadership in cancer profiling and companion diagnostics in personalized healthcare. The rollout of QIAsymphony has reached more than 475 installed systems, driven by growing customer appreciation of the QIAsymphony RGQ version launched in late 2010,” said Peer Schatz, Chief Executive Officer of QIAGEN N.V. “Expectations for 2011 have been updated to include these acquisitions as well as moderate growth prospects in the second half. We expect growth to be above levels in the first half of 2011, but lower than initially anticipated due to ongoing challenging economic conditions in the U.S. and Europe. We are intensifying our focus on growth and innovation, and are confident that QIAGEN is well-positioned for sustained business expansion.”

Second Quarter 2011 Results

			Change
in $ millions, except per share information	Q2 2011	Q2 2010	$	CER

Net sales	282.2	262.7	7%	1%
Operating income, adjusted	78.7	73.1	8%
Net income, adjusted	55.0	52.5	5%
EPS, adjusted ($)	0.23	0.22

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales rose 7% to $282.2 million in the second quarter of 2011 from $262.7 million in the 2010 quarter. Organic sales rose 1% CER, while favorable currency movements added an additional six percentage points to reported sales growth. Operating income of $46.5 million rose 8% from $42.9 million in the 2010 quarter. Net income fell 14% to $33.3 million from $38.5 million in the year-ago period. This year-ago period included a one-time benefit of $12.0 million (or $0.05 cents per share) from the restructuring of acquired foreign subsidiaries. Diluted earnings per share were $0.14 (based on 241.0 million diluted shares) in the 2011 quarter compared to $0.16 in the 2010 quarter (based on 241.6 million diluted shares). Free cash flow increased 31% to $37.8 million.

Adjusted operating income in the second quarter of 2011 rose 8% to $78.7 million from $73.1 million in the 2010 quarter, while the adjusted operating income margin maintained at 28% of net sales. Adjusted net income grew 5% to $55.0 million in the 2011 period from $52.5 million in 2010. Adjusted diluted earnings per share rose to $0.23 in the 2011 quarter from $0.22 in the second quarter of 2010.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“Our results in the second quarter of 2011 showed our ability to deliver year-over-year growth while preserving our profitability and achieving our adjusted EPS targets amid continued challenging market conditions,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “Our strong financial position supported our M&A strategy, and we have maintained our strategic flexibility to strengthen our businesses through sustained R&D investments and further targeted acquisitions. Our cost controls and targeted investments in growth opportunities are driving QIAGEN toward stronger growth rates in the second half of 2011 and into 2012.”

First half 2011 results

			Change
in $ millions, except per share information	6M 2011	6M 2010	$	CER

Net sales	546.4	527.1	4%	-1%
Operating income, adjusted	149.2	146.7	2%
Net income, adjusted	104.5	101.9	3%
EPS, adjusted ($)	0.43	0.42

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales rose 4% to $546.4 million in the first half of 2011 from $527.1 million in the same period of 2010. Organic sales fell 1% CER, while favorable currency movements contributed five percentage points to reported sales growth. Operating income of $84.9 million declined 3% from $87.5 million in the first half of 2010. Net income fell 14% to $61.3 million in the first half of 2011 from $71.5 million in the year-ago period (including the one-time tax benefit in 2010). Diluted earnings per share were $0.25 (based on 240.7 million diluted shares) in the first half of 2011 compared to $0.30 in the first half of 2010 (based on 241.8 million diluted shares).

Adjusted operating income in the first half of 2011 rose 2% to $149.2 million from $146.7 million in the first half of 2010, with the adjusted operating income margin declining to 27% of net sales from 28% in the 2010 period. Adjusted net income was up 3% to $104.5 million in the 2011 period from $101.9 million in the first half of 2010. Adjusted diluted earnings per share rose to $0.43 in the first half of 2011 from $0.42 in the first half of 2010.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

Business Review

Consumable products delivered single-digit growth in the second quarter of 2011, but it was partially offset by lower sales of instruments. Acquisitions completed during the last 12 months did not provide any meaningful sales contributions in the 2011 period. However, fresh growth impulses are anticipated in the second half of the year from the integration of Ipsogen (full consolidation with a non-controlling interest as of July 12, 2011) and Cellestis (closing expected in late August). Both acquisitions were announced in the second quarter.

Among product categories, consumables and related revenues provided 88% of sales in the second quarter of 2011, rising 2% CER from the 2010 period. Instrumentation contributed 12% of sales, down 7% CER from the year-ago quarter, mainly due to reduced orders by life sciences customers. Reported instrument sales also reflect a shift toward greater use of “reagent rental agreements” and similar arrangements, in which an instrument is placed at the customer’s site in return for a commitment to purchase consumables over a multi-year period or a regular leasing fee. Instrument sales from these types of agreements are recognized pro rata over the life of multi-year agreements.

Among the regions, the Americas (52% of sales) delivered 5% CER growth in net sales compared to the second quarter of 2010, while Europe / Middle East / Africa (31% of sales) declined 5% CER and Asia-Pacific / Japan (17% of sales) rose 8% CER.

The improving performance in the second quarter of 2011 was enabled by low-single-digit CER sales contributions in most customer classes:

Molecular Diagnostics (46% of net sales) rose 2% CER in the second quarter of 2011 as solid growth in consumable products was reduced by lower instrument sales (due mainly to the shift to reagent rental agreements). The comparison also was hampered by higher one-time contributions in the 2010 quarter, which included payments for companion diagnostic co-development projects with pharmaceutical companies. Increased sales of HPV tests in the U.S. drove growth in Prevention as the success of market conversion initiatives more than offset the negative impact of reduced patient visits to physicians, which have declined during 2011.

Applied Testing (7% of net sales) grew 1% CER on strong demand for consumable products used in implementing new forensic standards in Europe and other countries as well as human identification products needed to support disaster recovery efforts in Japan. Instrument sales were lower compared to the same period in 2010.

Pharma (21% of net sales) had largely unchanged CER sales, with growth seen in consumable products used for drug development, but soft demand in drug discovery and some impact from industry consolidation and cost-containment measures.

Academia (26% of net sales) rose 1% CER and faced increasing pressure in some key markets, including Europe and the U.S., from the impact of austerity measures and reduced government spending plans. Higher sales of consumables were offset by significantly lower instrument sales.

Expansion strategy in 2011 making strides toward accelerating growth in 2012

QIAGEN took important actions in the second quarter of 2011 to advance a strategy to expand its global leadership in Sample & Assay Technologies in order to accelerate growth in 2012 and beyond. Progress came from QIAGEN’s continuing commitment to organic growth through innovation and geographic expansion, as well as from two targeted acquisitions announced in the 2011 quarter.

Significant achievements have been made during 2011 to strengthen QIAGEN’s leadership position in Personalized Healthcare, where QIAGEN’s industry-leading presence is driven by more than 20 molecular diagnostic assays available in select regions of the world as well as more than 15 co-development projects under way with pharmaceutical companies.

•

The U.S. submission of the therascreen KRAS assay has been completed for use as a companion diagnostic paired with an anticancer medicine for the treatment of patients with metastatic colorectal cancer. This marks the first U.S. regulatory submission of a companion diagnostic by QIAGEN in the United States. A second U.S. regulatory submission (PMA) involving KRAS paired with another anticancer medicine for treatment of patients with metastatic colorectal cancer is planned to be completed by the end of July. Several other programs are under way, including a U.S. submission of an EGFR biomarker test paired for use with an anticancer medicine in patients with non-small cell lung cancer that is on track for completion in 2012.

•

QIAGEN significantly added to its portfolio of disease profiling tests and companion diagnostic candidates through the acquisition of Ipsogen S.A. (Alternext:ALIPS) in the second quarter of 2011, which added a global leader in detection and profiling of leukemia and other blood cancers to the QIAGEN portfolio. Ipsogen offers a range of assays covering 15 biomarkers, led by an exclusive worldwide license for detection of the key V617F mutation in the JAK2 gene (Janus kinase 2). In July, QIAGEN acquired approximately 62.5% of the common shares of Ipsogen from the founders and certain other shareholders. A public offer to acquire the remaining shares and gain full ownership is planned to be completed in 2011.

In addition to the acquisition of Ipsogen, the pending acquisition of Cellestis Limited (CST:AU) further supports the strategy of adding molecular content to QIAGEN’s broad menu of tests. In July, key Cellestis shareholders issued public support for the transaction after QIAGEN amended its original offer, and the transaction is now expected to be completed in late August. QIAGEN announced an agreement in April 2011 to fully acquire Cellestis, which has created a breakthrough “pre-molecular” technology for diagnosing diseases earlier than is possible with other diagnostic methods. Cellestis currently markets QuantiFERON® tests for latent tuberculosis (TB) and the life-threatening cytomegalovirus (CMV). QIAGEN plans to migrate QuantiFERON® products onto its automated platforms and develop new pre-molecular tests that complement QIAGEN’s DNA- and RNA-based molecular diagnostics portfolio.

The QIAsymphony instrumentation platform has now reached more than 475 installed systems around the world. Global rollout of QIAsymphony RGQ, the full version of this next-generation automated modular testing platform, continues to receive positive feedback from customers. The complete QIAsymphony RGQ version was launched in late 2010 and builds on the launch of other modules since 2008. It incorporates the Rotor-Gene Q (RGQ) real-time PCR detection platform with sample processing and assay setup units, becoming the first modular system that automates entire laboratory workflows from initial sample preparation to final result. QIAGEN believes continued expansion of the QIAsymphony installed base will drive future growth, particularly in Molecular Diagnostics.

QIAGEN also is expanding its geographic presence, particularly in emerging, high-growth regions. During the second quarter of 2011, QIAGEN began direct operations in Taiwan. The beginning of direct sales in India during the first quarter of 2011 also deepened QIAGEN’s relationships with customers in the Indian life sciences and biotechnology market, one of the fastest growing in the region. QIAGEN entered China in 2004 and has expanded to more than 500 employees in Asia.

2011 outlook

(Barring unforeseen events)

QIAGEN has updated its expectations for 2011 based on acquisitions to be completed this year, as well as the ongoing challenging market conditions. For the second half of 2011, QIAGEN expects total sales growth of approximately 7% CER, of which approximately half is expected to come from organic growth. For the full year 2011, QIAGEN now expects total sales growth of approximately 3% CER with contributions from both organic growth and acquisitions. Adjusted diluted earnings per share (EPS) are expected to be approximately $0.96 for 2011, which includes previously announced expectations for dilution of approximately $0.03 per share related to planned investments and product migrations as part of the acquisitions of Cellestis and Ipsogen. (Net sales for 2010 were $1,087 million and adjusted diluted earnings per share were $0.93.)

Conference Call and Webcast Details

Information on QIAGEN’s business and financial performance will be presented during a conference call on Tuesday, July 26, 2011, at 9:30 ET / 15:30 CET. The corresponding presentation slides will be available for download shortly before the conference call at www.qiagen.com/goto/ConferenceCall, and a webcast is available at this website. A replay will also be made available on this website.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. QIAGEN provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs nearly 3,600 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women’s health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products, the consummation of the Ipsogen and Cellestis acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711
Dr. Solveigh Mähler	+49 2103 29 11710	Dr. Thomas Theuringer	+49 2103 29 11826
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in $ thousands, except per share data)	Three months ended June 30,
	2011	2010
Net sales	282,177	262,718
Cost of sales	93,768	89,912

Gross profit	188,409	172,806

Operating expenses:
Research and development	32,508	29,423
Sales and marketing	76,455	66,255
General and administrative, integration and other	26,815	28,438
Acquisition-related intangible amortization	6,176	5,840

Total operating expenses	141,954	129,956

Income from operations	46,455	42,850

Other income (expense):
Interest income	1,334	1,501
Interest expense	(6,636)	(7,669)
Other (expense) income, net	(1,183)	2,858

Total other expense	(6,485)	(3,310)

Income before provision for income taxes	39,970	39,540
Provision for income taxes	6,682	1,020

Net income	33,288	38,520

Weighted average number of diluted common shares	240,984	241,636

Diluted net income per common share	$0.14	$0.16

Diluted net income per common share, adjusted	$0.23	$0.22

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in $ thousands, except per share data)	Six months ended June 30,
	2011	2010
Net sales	546,442	527,082
Cost of sales	185,884	181,064

Gross profit	360,558	346,018

Operating expenses:
Research and development	65,175	61,021
Sales and marketing	144,869	130,690
General and administrative, integration and other	53,210	54,778
Acquisition-related intangible amortization	12,404	11,998

Total operating expenses	275,658	258,487

Income from operations	84,900	87,531

Other income (expense):
Interest income	2,604	2,190
Interest expense	(12,944)	(13,923)
Other income, net	697	5,093

Total other expense	(9,643)	(6,640)

Income before provision for income taxes	75,257	80,891
Provision for income taxes	13,988	9,358

Net income	61,269	71,533

Weighted average number of diluted common shares	240,683	241,780

Diluted net income per common share	$0.25	$0.30

Diluted net income per common share, adjusted	$0.43	$0.42

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in $ thousands, except par value)	June 30, 2011	December 31, 2010
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	787,865	828,407
Short-term investments	165,624	106,077
Accounts receivable, net	208,289	197,418
Income taxes receivable	11,207	10,920
Inventories, net	139,365	126,633
Prepaid expenses and other	70,627	64,402
Deferred income taxes	24,961	30,731

Total current assets	1,407,938	1,364,588

Long-Term Assets:
Property, plant and equipment, net	385,267	345,664
Goodwill	1,370,749	1,352,281
Intangible assets, net	741,390	753,327
Deferred income taxes	25,855	37,182
Other assets	67,145	60,953

Total long-term assets	2,590,406	2,549,407

Total assets	3,998,344	3,913,995

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	49,573	47,803
Accrued and other liabilities	190,880	209,054
Income taxes payable	16,821	25,211
Current portion of long-term debt	76,807	75,835
Deferred income taxes	31,219	30,504

Total current liabilities	365,300	388,407

Long-Term Liabilities:
Long-term debt, net of current portion	796,446	797,171
Deferred income taxes	181,587	200,667
Other liabilities	60,784	51,397

Total long-term liabilities	1,038,817	1,049,235

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized - 410,000 shares
Issued and outstanding - 233,916 shares in 2011 and 233,115 shares in 2010	2,735	2,724
Additional paid-in capital	1,666,929	1,648,985
Retained earnings	821,159	759,890
Accumulated other comprehensive income	103,404	64,754

Total shareholders’ equity	2,594,227	2,476,353

Total liabilities and shareholders’ equity	3,998,344	3,913,995

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended June 30, 2011

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	282.2	188.4	46.5	40.0	(6.7)	33.3	$0.14

Adjustments:

Business integration, acquisition related and restructuring costs	—	—	3.9	3.9	(1.1)	2.8	0.01

Purchased intangibles amortization	—	16.8	23.0	23.0	(7.7)	15.3	0.06

Share-based compensation	—	0.5	5.3	5.3	(1.2)	4.1	0.02

Other non-recurring income and expense	—	—	—	(0.9)	0.4	(0.5)	—

Total adjustments	—	17.3	32.2	31.3	(9.6)	21.7	0.09

Adjusted results	282.2	205.7	78.7	71.3	(16.3)	55.0	$0.23

*	Using 241.0 M diluted shares

Three months ended June 30, 2010

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	262.7	172.8	42.8	39.5	(1.0)	38.5	0.16

Adjustments:

Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	—	5.5	5.5	(7.7)	(2.2)	(0.01)

Purchased intangibles amortization	—	15.3	21.1	21.1	(7.5)	13.6	0.06

Share-based compensation	—	0.3	3.7	3.7	(1.1)	2.6	0.01

Total adjustments	—	15.6	30.3	30.3	(16.3)	14.0	0.06

Adjusted results	262.7	188.4	73.1	69.8	(17.3)	52.5	0.22

*	Using 241.6 M diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Six months ended June 30, 2011

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	546.4	360.5	84.9	75.3	(14.0)	61.3	$0.25

Adjustments:

Business integration, acquisition related and restructuring costs	—	—	7.3	7.3	(2.2)	5.1	0.02

Purchased intangibles amortization	—	33.6	46.0	46.0	(15.5)	30.5	0.13

Share-based compensation	—	0.8	9.3	9.3	(2.0)	7.3	0.03

Other non-recurring income and expense	—	1.7	1.7	0.3	—	0.3	—

Total adjustments	—	36.1	64.3	62.9	(19.7)	43.2	0.18

Adjusted results	546.4	396.6	149.2	138.2	(33.7)	104.5	$0.43

*	Using 240.7 M diluted shares

Six months ended June 30, 2010

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	527.1	346.0	87.5	80.9	(9.4)	71.5	0.30

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.8	10.5	10.5	(12.0)	(1.5)	(0.01)

Purchased intangible amortization	—	30.4	42.4	42.4	(15.0)	27.4	0.11

Share-based compensation	—	0.4	6.3	6.3	(1.8)	4.5	0.02

Total adjustments	—	31.6	59.2	59.2	(28.8)	30.4	0.12

Adjusted results	527.1	377.6	146.7	140.1	(38.2)	101.9	0.42

*	Using 241.8 M diluted shares